

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Jeffrey B. Shealy
President
Akoustis Technologies, Inc.
9805 Northcross Center Court, Suite A
Huntersville, North Carolina 28078

> **Re: Akoustis Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2020**
> **File No. 333-238130**

Dear Mr. Shealy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Sean Jones